December 5, 2011

Via EDGAR

John Stickel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Stickel:

Re:      Inka Productions Corp. (the “Company”)
            Registration Statement on Form S-1
            Filed August 05, 201

File No. 333-171064

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Summary, page 5

1.

Please revise to disclose your net loss for the most recent quarter.

ANSWER:  We have made the following revision:

“…and a net loss of $1,350 for the quarter ended July 31, 2011.”

2.

We note that you currently have cash on hand in the amount of $10,353, yet the balance sheet for your most recent quarter shows cash of $112.  Please disclose how you accumulated this additional cash.

ANSWER:  The additional cash was provided by me as a loan to the Company for operating expenses.

3.

We note that you estimate that you will need to raise at least $90,000 in additional funds to continue your operations and execute your business plan.  Please disclose, if true, that you have taken no steps to secure these additional funds and currently have no plans to do so.

ANSWER:  We have added the following:

“To date, we have not yet taken any steps to secure these additional funds and currently have no plans to do so.  We intend to seek this additional financing once we become a publicly traded entity, however, there is no guarantee that we will ever become publicly traded or that the financing we need will be available when needed.”

4.

We also note that the $90,000 estimate appears inconsistent with estimates of funds needed set forth in your Plan of Operation and elsewhere throughout your prospectus.  Please either advise as to how you arrived at this estimate or update this number to accurately reflect your estimate of the amount of funds you will need to continue your operations and execute your business plan.

ANSWER:  We have revised this section.

Description of Business, page 18

5.

We note your response to our prior comment four.  Please preface your discuss about your plans to perform your show in various major cities, including Chicago, Las Vegas, and Huancayo, with a statement that you have taken no steps to put on dance performances in any major city, including Chicago, Las Vegas and Huancayo and that you currently have insufficient funds to implement these plans.  Similarly revise your Plan of Operation.

ANSWER: We have made the following revision:

“…although we have not yet taken any steps to put on dance performances in any major city, including Chicago, Las Vegas and Huancayo and we currently have insufficient funds to implement these plans.”

6.

We note your response to our prior comment five.  Please advise as to how you have determined that your dance performances will compete with minor sports teams, as Peruvian dance performances and sports such as hockey and baseball would appear to appeal to different demographics.  Alternatively, delete.

ANSWER:   We have deleted references to minor sports teams.

Recruitment Process, page 18

7.

We note that your will be offering a salary of up to $30,000 per year to your certified professional trainer, depending on the performer’s experience.  Please state that you currently have no funds available with which to pay this salary to a trainer.  In addition, we note your statement in the first paragraph on page 19 that you will offer wages of $12,000 - $18,000 per year.  Please state that you currently have no funds available with which to pay salaries to performers.

ANSWER:  We have made the requested revisions.

8.

We note your statement that the cost to get bookings in an American state will be approximately $5000.  We also note the breakdown of expenses.  Please clarify whether this cost is per performer, as you appear to have only included airfare for one person.  In addition, please revise to include the cost of salaries for your dancers during the performance, the cost of renting out the venue in which you will perform, the cost of the production, including costumes, lighting, and other miscellaneous items, and the cost of the visas.  Please also state that you have no funds with which to book performances and no current plans to raise these funds, if true.  Similarly revise your Plan of Operation, as applicable.

ANSWER:  We have revised this section and have made the requested disclosures.

Compliance with Government Regulation, Page 20

9.

We note your response to our prior comment six.  Please clearly state that you currently have no funds available with which to obtain visas for performers.

ANSWER:  We have made the requested revision.

Plan of Operation, page 23

10.

We note your response to our prior comment seven.  Please clearly state at the beginning of this section that you have no funds with which to implement your business plans and that you have no current plans to raise funds.  Please also state clearly in the second paragraph that you have no money with which to initiate the recruitment process and no plans to raise money to initiate this process.  Similarly revise the third paragraph in relation to your estimated costs of advertising.

ANSWER:  We have made the requested revisions.

Operational Plan, page 24

11.

Pleas revise to state in the beginning of this section that you have taken no steps to hire a certified professional trainer, to hire dance performers, or to initiate a training program for your dancers.

ANSWER:  We have made the requested revision.

12.

We note that the cost of the training program is about $80,000.  Please provide a breakout of these costs, so that the investors can evaluate the reliability of this estimate.  Please also state that you do not have sufficient funds to implement the training program and that you have no current plans to raise these funds.

ANSWER:  We have provided the breakdown of these costs and included the requested disclosure.

      Please contact me if you require further information.

      Yours truly,

      INKA PRODUCTIONS CORP.

      Per: /s/ Roxana Gloria Candela Calixto
Roxana Gloria Candela Calixto
President